AMERICAN RESOURCES, INC.	Exhibit 99.1 SK Energy LLC

American Resources and SK Energy Deliver Letter to the Board of Directors of Ring Energy, Inc.

Dr. Simon Kukes Further Increases Holdings in Ring Energy, Inc.

HOUSTON, TX, March 2, 2020 /PRNewswire/-- American Resources, Inc., and SK Energy LLC, the investment vehicle of Dr. Simon Kukes, one of the largest shareholders of Ring Energy, Inc., today announced that they have delivered a joint letter to Ring Energy’s Board of Directors regarding deficiencies in Ring Energy’s business strategy, management, and corporate governance. To date, the Ring Energy Board has not yet responded to the letter with any concrete corrective actions.

Dr. Kukes, through his personal investment company, SK Energy LLC, has partnered with American Resources, Inc. to evaluate and pursue different options to enhance Ring Energy's shareholder value, as they believe that Ring Energy's shares are undervalued.

Dr. Kukes and American Resources, Inc. hold a combined ownership interest of approximately 9.8% of Ring Energy’s issued and outstanding common stock, with Dr. Kukes announcing today that he increased his personal holdings from over 9.1% to over 9.7% of Ring Energy’s issued and outstanding common stock in the last week.

The full text of the letter to the Ring Energy Board is as follows.

February 14, 2020

The Board of Directors
Ring Energy, Inc.
901 West Wall Street
3rd Floor
Midland, TX 79701

Via Email and Overnight Delivery

Ladies and Gentlemen,

Our investor group (“we” or “us”) consisting of our lead investor, Dr. Simon Kukes and related entities, together with American Resources, Inc., beneficially holds over 6,000,000 shares of Ring Energy, Inc.’s (“Ring” or the “Company”) capital stock representing approximately 9% ownership of the Company. We are the second largest owner of Ring stock (and by far the largest non-index fund holder of the stock).

As you are aware, under Ring’s current management, the Company’s value has eroded tremendously over the last 24 months, with its stock price precipitously dropping from the mid-$15.00’s per share in January 2018, to the mid-$5.00’s per share in January 2019, and hitting a low of $1.30 per share in September 2019, settling currently in the low-$2.00’s per /share. In percentage terms, Ring has declined over 85% in the past 24 months compared with a drop of approximately 43% for the XOP (small cap E&P index). This represents a significant loss of equity value – losing over $800,000,000 in market capitalization over the last 24 months alone, while loading its balance sheet with over $360,000,000 in debt.
575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079

AMERICAN RESOURCES, INC.	SK Energy LLC

Part of this value erosion can of course be explained by general market conditions, but a large part falls squarely on the Board’s and management’s shoulders. It must be obvious to the Board that certain corrective actions should have been taken some time ago!

Since establishing our ownership position in Ring, we have, on several occasions, engaged in discussions with the Chairman of Ring’s Board to express our concerns and offer suggestions on corrective actions. These concerns center primarily on issues related to Ring’s corporate governance and communications to the investing public, Ring’s high level of debt and high percentage utilization of its reserve-based lending facility, and Ring’s continued working capital deficit. In our opinion, these issues are the reason Ring has underperformed the market. We believe that any and all opportunities available to Ring to explore ways to reduce its debt and deleverage it assets, divest of non-core assets, acquire un-levered synergetic assets and/or align with strategic investors should be aggressively explored and pursued. We are not confident that Ring’s existing management has the same view as we, and likely many of Ring’s shareholders, do.

We have been evaluating Ring closely, including an in-depth analysis of the Company’s management, Board structure, corporate governance, and financial health, as well as a detailed analysis of the Company’s assets by area, which in-depth analysis commenced well-before our Schedule 13D filing. Through this exhaustive analysis we have drawn certain conclusions and have definitive thoughts about what can, and should, be done to re-establish the Company as a leader in the conventional oil and gas space and create value for all its shareholders.

First, as demonstrated by our voting record at Ring’s most recent annual meeting of shareholders, we believe wholesale changes are required at the Board level. Our review of the current Board of Directors reveals a high level of prior business dealings among the directors, inter-relation among the directors, and clearly a lack of fresh perspective and opinion on the Board. The Ring Board needs fresh and diverse perspectives, strong voices representing the interests of the shareholders rather than entrenched management, and a willingness to require management to make necessary changes. As a result, we believe that Ring should reconstitute its Board of Directors immediately, appointing at least two new directors selected by our investment group whether by replacing at least two of the incumbents or increasing the size of the Board. The Board must be guided by a clear understanding and appreciation of both the risks facing Ring and Ring’s current lack of credibility in the capital markets if the Company is to navigate its current struggles, rebuild investor confidence, and work to enhance shareholder value.

Second, given the current crisis state of the Company, we believe that Ring’s executive officers must be centrally located to reduce costs and improve management interaction and oversight. We believe that Ring must immediately consolidate all its disparate offices and far-flung management to its headquarters in Midland, Texas. We fail to recognize an acceptable reason as to why the Chairman (a paid active employee) lives and works from California, the CEO lives in Austin, Texas, and the CFO is in Tulsa, Oklahoma. Further, Ring should close its office in Tulsa, Oklahoma as soon as practicable. Not only does the company have no active oil and gas operations in Oklahoma, the Tulsa office displays a clear conflict of interest and poor discretion as the Company is renting this space within a building co-owned by the Chairman and another purportedly independent director. Each of these officers is a fiduciary and should do the right thing for the Company and its shareholders by relocating to Midland at their own expense. During these turbulent times, all executive management needs to work together in one central location to solve the Company’s problems, with the added benefit of reducing G&A (travel costs, office costs, office rental, etc.).

575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079

AMERICAN RESOURCES, INC.	SK Energy LLC

Third, after a review of Ring’s assets we believe that the Northwest Shelf assets (Wishbone acquisition) should be the core focus of the Company going forward. We also believe a good portion of Ring’s Central Basin Platform assets, specifically many of the assets in Andrews County Texas, represent base production but would not justify the expenditure of further development capital at this time. We applaud Ring’s recent efforts to divest non-core assets in the Delaware Basin and would support a sale of Ring’s assets in Northern Gaines County. Our concern is that management has not presented any other material options to reduce the current debt over-hang and fix the stressed balance sheet. Ring’s current lack of consideration of, and failure to aggressively pursue, all options available to the Company creates a scenario where these assets may be sold in a “fire sale” at significantly reduced prices to reduce debt to the detriment of the long-term value of Ring’s shareholders.

Fourth, there is a significant credibility issue for the current management team. We have heard from many Ring shareholders as well as other operators active in the same area of operation, that they frankly do not understand, agree with, or believe many of the statements made by Ring’s management. This lack of credibility presents a significant deterrent to recovery of shareholder value. As a result, we believe Ring must refocus its investor relations and public communications strategy. We are aware that this has been a focus area for Ring over the past few months and we believe progress has been made, but a fresh approach is required. We believe it is imperative to refocus Ring’s narrative on changing the story, which must be supported by actual, disclosable fundamental changes at the Company. The current IR strategy has not worked for the past few years and there is no reason to believe that it will be effective going forward.

Fifth, given the Company’s current lack of credibility in the financial markets, Ring must embrace every opportunity to demonstrate transparency and accountability at the highest levels. Notably, Ring uses Eide Bailly LLP as their independent audit firm. While Eide Bailly LLP has a good reputation serving private companies, given the recent perceived credibility gap between Ring’s results, public statements and Wall Street expectations, we believe engaging a major market independent audit firm would help the Company’s credibility. We also believe that this change would hold the Board and its Audit Committee more accountable for Ring’s financial reporting and results.

We believe the above-detailed near-term strategies and actions should be implemented as soon as possible, with public announcement of the same no later than March 31, 2020, with implementation of the same following promptly thereafter, if not before. In addition, we believe Ring must also aggressively pursue certain long-term strategies over the next several quarters to enhance shareholder value, including:

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Combine with a de-levered E&P company. By combining with a de-levered peer, the Company can essentially outgrow its debt through the business combination and create a larger public company with a stronger balance sheet. There are many private equity-backed oil companies and small to mid-sized public oil companies that could be ideal merger candidates. In addition, combining with a peer would help build economies of scale in operations and G&A, reducing service costs and duplicative overhead. Through a business combination, cash G&A savings alone could be worth millions of dollars in savings per year, resulting in immediate value creation and added yield to investors. In considering this option, the possibility of wholesale changes to the current management of Ring and its Board of Directors should not deter what is necessary and in the best interest of creating shareholder value.

575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079

AMERICAN RESOURCES, INC.	SK Energy LLC

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Sell the Company to a larger competitor at a significant premium to the current market price. In our opinion, Ring is significantly undervalued compared to the debt adjusted PDP PV10 of its assets. The fact that the current share price trades at a discount is evidence that equity holders are not being properly represented.

If the Company does not initiate implementation of the suggested near and long-term changes immediately, consider these holistic recommendations and solutions over the coming months, and begin to work with us to create value immediately, we will have no choice but to go public with these recommendations and suggestions to the broader shareholder base and work independently on behalf of all of Ring’s shareholders to correct what we believe to be long overdue corrective actions necessary to start rebuilding Ring’s value which has been significantly and inexcusably eroded in recent years while under Ring’s current Board and management team’s watch. We look forward to your return communication, noting that if we do not receive a satisfactory response with proof of verifiable corrective actions being taken or initiated by 5:00 p.m. (Central), Friday, February 28, 2020, we will proceed with a broader communication to Ring’s shareholders to seek necessary changes to Ring’s corporate governance.

Sincerely, /s/ J. Douglas Schick J. Douglas Schick Chief Executive Officer American Resources, Inc.	/s/ Dr. Simon Kukes Dr. Simon Kukes Principal SK Energy LLC

About American Resources, Inc.
American Resources, Inc. (“ARI”) is a Houston, Texas based oil and gas investment, development and operating company focused on acquisition of underexploited, distressed and/or undervalued oil and gas assets and companies where ARI believes its involvement can add value. ARI strives to maximize value through active management of assets and/or board level participation in its corporate investments.

About Dr. Kukes and SK Energy LLC
Dr. Simon Kukes is a globally-renowned consultant for oil and gas businesses in both the United States and Russia. He has held various positions over the years, including the principal of his personal investment company, SK Energy LLC, since April 2013, and currently is the largest shareholder, CEO and director of PEDEVCO Corp., an NYSE-listed oil and gas company active in the Permian and D-J Basins. Kukes boasts several awards and achievements over his lifespan and his commitment to the oil and gas industry has inspired him to publish more than 60 scientific papers and two books on the oil and gas industry of Russia and the United States. Kukes is also the holder of more than 130 patents, primarily in Oil and Petrochemical Processing.

About Ring Energy, Inc.
Founded in 2012, Ring Energy is a Midland, Texas-based oil and gas exploration, development and production company with current operations in the Permian Basin of West Texas and is recognized as the top producing oil basin in North America.

SOURCE Dr. Simon Kukes
575 N. Dairy Ashford ● Suite 210 ● Houston, Texas 77079